                                                                   Exhibit 99(a)


                                                            Cleveland-Cliffs Inc
NEWS RELEASE                                                1100 Superior Avenue
                                                      Cleveland, Ohio 44114-2589
--------------------------------------------------------------------------------



                            CLEVELAND-CLIFFS REPORTS
                          SECOND QUARTER 2000 EARNINGS

         Cleveland, OH, July 26, 2000 - Cleveland-Cliffs Inc (NYSE:CLF) today reported second quarter earnings of $11.0 million, or $1.04 per diluted share, and first half earnings of $7.5 million, or $.71 per diluted share. Earnings for both periods included a $9.8 million after-tax recovery on an insurance claim related to lost 1999 sales, and a $6.4 million after-tax charge to earnings to recognize the decrease in value of the Company's investment in publicly-traded common stock. Excluding the two special items, second quarter earnings were $7.6 million, or $.72 per diluted share, and first half earnings were $4.1 million, or $.39 per diluted share.

         Net income in the second quarter of 1999 was $7.8 million, or $.70 per diluted share. First half 1999 earnings were $10.5 million, or $.94 per diluted share, including income from favorable after-tax adjustments of $2.8 million that mainly related to refunds of prior years' state taxes.

         Following is a summary of results:

                                             (In Millions, Except Per Share)
                                       -----------------------------------------
                                           Second Quarter         First Half
                                           --------------         ----------
                                           2000     1999       2000       1999
                                           ----     ----       ----       ----

         Income Before Special Items:
              Amount                      $ 7.6      $7.8      $4.1      $ 7.7
              Per Share                     .72       .70       .39        .69
         Special Items:
              Amount                        3.4         -       3.4        2.8
              Per Share                     .32         -       .32        .25
         Net Income:
              Amount                       11.0       7.8       7.5       10.5
              Per Share                    1.04       .70       .71        .94


         Before special items, second quarter 2000 earnings were $.2 million below 1999, and first half earnings in 2000 were $3.6 million lower than 1999. The decreases in second quarter and first half earnings were primarily due to lower pellet sales margins and higher equity losses from Cliffs and Associates Limited (CAL), partially offset by higher sales volume and increased royalties and management fees.

         John S. Brinzo, Cliffs' Chairman and Chief Executive Officer said, "Despite a $1.6 million increase in the equity loss from CAL in the second quarter of 2000, Cliffs reported higher per share earnings before special items. The improvement reflects higher earnings from Cliffs' core iron ore business in 2000 and the reduction in shares outstanding from share repurchase activity over the last year."

         Iron ore pellet sales in the second quarter of 2000 were 3.4 million tons compared with 2.4 million tons in 1999. First-half sales were 4.1 million tons versus 2.7 million tons in 1999. The favorable earnings impact of higher sales volume was more than offset by lower unit margins due to a decrease in price realization and higher mine operating costs. The average price realization declined in 2000 principally as a result of the mix of sales under various contracts. Operating costs were higher in 2000 primarily due to higher natural gas and diesel fuel costs, a temporary outage of the Empire Mine primary crushers in March, and a train derailment on the railroad which serves the Wabush Mine in February.

         Iron ore pellet production at Cliffs-managed mines increased to 10.8 million tons in the second quarter of 2000 from 10.5 million tons in the second quarter of 1999. First-half production was 20.6 million tons, up from 20.1 million tons in 1999. Following is a summary of production for the first half of 2000 and 1999:


                                             (Tons in Millions)
                                 ----------------------------------------------
                                        First Half             First Half
                                           2000                   1999
                                 ----------------------   ---------------------
                                               Cliffs'                 Cliffs'
                                    Total      Share        Total      Share
                                 -----------  ---------  -----------  ---------

         Empire                       3.8         .8         4.0          .9
         Hibbing                      4.0         .6         3.8          .6
         LTV Steel Mining             3.8          -         3.5           -
         Northshore                   2.2        2.2         2.2         2.2
         Tilden                       3.8        1.5         3.8         1.5
         Wabush                       3.0         .7         2.8          .6
                                 -----------  ---------  -----------  ---------
                           Total     20.6        5.8        20.1         5.8
                                 ===========  =========  ===========  =========



         While production plans are subject to change as the year progresses, the six mines are currently scheduled to produce in excess of 42 million tons in 2000, an all time record. Cliffs' share of scheduled production for the year is
11.8 million tons, up from 8.8 million tons in 1999.

         The higher equity losses from CAL in 2000 reflect ongoing difficulties in starting the hot briquetted iron (HBI) plant in Trinidad and that the CAL facility was in construction through the first quarter of 1999. Equity losses from CAL in 2000 of $3.9 million and $7.1 million in the second quarter and first half, respectively, were $1.6 million and $3.7 million higher than in 1999. As noted in the Company's July 11, 2000, news release, Cliffs is continuing to assess its options with regard to CAL, including a thorough evaluation of all alternatives.

SPECIAL ITEMS IN 2000
---------------------

         Cliffs lost more than one million tons of iron ore pellet sales to Rouge Industries in 1999 as a result of the extended shutdown of two blast furnaces following a tragic explosion at the power plant that supplies Rouge. As a result, Cliffs has a business interruption insurance claim for $18.3 million. The Company has recorded a pre-tax recovery on the claim of $15.0 million ($9.8 million after-tax) in the second quarter based on negotiations with the insurance adjuster. The Company will continue to pursue the balance of the claim, but given the complexity of the insurance issues, any additional amounts will not be recorded until outstanding issues are satisfactorily resolved.

         Cliffs owns 842,000 common shares of LTV Corporation (LTV), which the Company received as a creditor in the 1993 reorganization of LTV. The shares were originally valued at $11.5 million, or $13.65 per share, when acquired. At June 30, 2000, the market value of the shares was $2.4 million, or $2.88 per share. Cliffs recorded a $9.1 million pre-tax charge ($6.4 million after-tax) to earnings in the second quarter to recognize the reduction in value. Previously, changes in the market value of the shares were charged directly to shareholders' equity.

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OUTLOOK
-------

         Brinzo said, "Although there are signs of weakness in the North American steel business, operating levels remain high. Cliffs' iron ore pellet sales are expected to be 11.5 million tons for the full year 2000, which is nearly all of the Company's capacity. While we are optimistic on sales volume, sales margins continue to be adversely impacted by higher energy costs. We are focused on taking necessary actions to reduce costs and resolve CAL operations. We remain committed to enhancing shareholder value, as evidenced by the Board's recent action to increase the share repurchase authorization."

                                    * * * * *

         Cleveland-Cliffs is the largest supplier of iron ore products to the North American steel industry and is developing a significant ferrous metallics business. Subsidiaries of the Company manage six iron ore mines in North America and hold equity interests in five of the mines. Cliffs has a major iron ore reserve position in the United States and is a substantial iron ore merchant. References in this news release to "Cliffs" and "Company" include subsidiaries and affiliates as appropriate in the context.

         This news release contains predictive statements regarding production and sales volumes and cost levels for the full year 2000. These statements are intended to be made as "forward-looking" within the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties. Reference is made to the detailed explanation of the many factors and risks that may cause such predictive statements to turn out differently, as set forth in the Company's 1999 Annual Report and reports on Form 10-K and 10-Q filed with the Securities and Exchange Commission, available publicly on Cliffs' web site.

Contacts
--------

Media:  David L. Gardner, (216) 694-5407
Financial Community:  Fred B. Rice, (800) 214-0739 or (216) 694-5459
To obtain faxed copies of Cleveland-Cliffs Inc news releases dial (800)778-3888

                         CLEVELAND-CLIFFS INC

                   STATEMENT OF CONSOLIDATED INCOME

                                                  Three Months       Six Months
                                                 Ended June 30,     Ended June 30,
                                                 ---------------    ---------------
(In Millions Except Per Share Amounts)            2000     1999      2000      1999
--------------------------------------           ------    -----    ------    ------
REVENUES
  Product sales and services                     $116.6    $82.9    $140.4    $ 96.5
  Royalties and management fees                    15.4     13.5      24.6      22.7
                                                 ------    -----    ------    ------
         Total Operating Revenues                 132.0     96.4     165.0     119.2
  Insurance recovery                               15.0               15.0
  Interest income                                    .9       .5       2.2       1.9
  Other income                                      1.1       .9       2.1       1.6
                                                 ------    -----    ------    ------
                  TOTAL REVENUES                  149.0     97.8     184.3     122.7

COST AND EXPENSES
  Cost of goods sold and operating expenses       112.4     77.7     142.2      90.6
  Administrative, selling and general expenses      4.9      4.2       8.3       7.9
  Unrealized loss on long-term investment           9.1                9.1
  Equity loss in Cliffs and Associates Limited      3.9      2.3       7.1       3.4
  Interest expense                                  1.3      1.2       2.5       1.2
  Other expenses                                    1.4      1.8       3.8       5.3
                                                 ------    -----    ------    ------
                  TOTAL COSTS AND EXPENSES        133.0     87.2     173.0     108.4
                                                 ------    -----    ------    ------

INCOME BEFORE INCOME TAXES                         16.0     10.6      11.3      14.3

INCOME TAXES                                       (5.0)    (2.8)     (3.8)     (3.8)
                                                 ------    -----    ------    ------
NET INCOME                                       $ 11.0    $ 7.8    $  7.5    $ 10.5
                                                 ======    =====    ======    ======

NET INCOME PER COMMON SHARE
  Basic                                          $ 1.04    $ .70    $  .71    $  .94
  Diluted                                        $ 1.04    $ .70    $  .71    $  .94

AVERAGE NUMBER OF SHARES
  Basic                                            10.5     11.2      10.6      11.2
  Diluted                                          10.6     11.2      10.6      11.2

                              CLEVELAND-CLIFFS INC

                      STATEMENT OF CONSOLIDATED CASH FLOWS

                                                                         Three Months            Six Months
                                                                         Ended June 30,        Ended June 30,
                                                                      ------------------    -------------------
(In Millions, Brackets Indicate Decrease in Cash)                       2000       1999       2000       1999
-------------------------------------------------                     -------    -------    -------    --------
OPERATING ACTIVITIES
     Net income                                                       $  11.0    $   7.8    $   7.5    $   10.5
     Depreciation and amortization:
         Consolidated                                                     3.2        2.3        6.3         4.4
         Share of associated companies                                    3.0        3.2        6.2         6.5
     Equity loss in Cliffs and Associates Limited                         3.9        2.3        7.1         3.4
     Unrealized loss on long-term investment                              9.1                   9.1
     Provision for deferred income taxes                                 (3.2)                 (3.2)
     Other                                                                2.7        1.9        1.8        (1.6)
                                                                      -------    -------    -------    --------
         Total before changes in operating assets and liabilities        29.7       17.5       34.8        23.2

     Changes in operating assets and liabilities                        (24.9)     (47.9)     (52.8)     (104.0)
                                                                      -------    -------    -------    --------
            Net cash from (used by) operating activities                  4.8      (30.4)     (18.0)      (80.8)

INVESTING ACTIVITIES
     Purchase of property, plant and equipment:
         Consolidated                                                    (1.9)      (4.8)      (2.7)      (10.3)
         Share of associated companies                                   (1.8)      (1.7)      (2.4)       (2.0)
     Investment and advances in Cliffs and Associates Limited            (3.4)                 (7.5)       (3.0)
     Other                                                                          (2.1)                  (2.1)
                                                                      -------    -------    -------    --------
            Net cash used by investing activities                        (7.1)      (8.6)     (12.6)      (17.4)

FINANCING ACTIVITIES
     Dividends                                                           (4.0)      (4.2)      (8.0)       (8.4)
     Repurchases of Common Shares                                        (5.5)                 (5.5)
                                                                      -------    -------    -------    --------
            Net cash used by financing activities                        (9.5)      (4.2)     (13.5)       (8.4)
                                                                      -------    -------    -------    --------

DECREASE IN CASH AND CASH EQUIVALENTS                                 $ (11.8)   $ (43.2)   $ (44.1)   $ (106.6)
                                                                      =======    =======    =======    ========









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                              CLEVELAND-CLIFFS INC

                  STATEMENT OF CONSOLIDATED FINANCIAL POSITION

                                                                  (In Millions)
                                                        ------------------------------
                                                         June 30    Dec. 31    June 30
                                                          2000       1999       1999
                                                        --------   --------   --------
                    ASSETS
                    ------

CURRENT ASSETS
      Cash and cash equivalents                         $   23.5   $   67.6   $   23.7
      Accounts receivable - net                             67.1       82.6       54.1
      Inventories                                          106.4       52.6      158.6
      Other                                                 31.7       14.3       11.6
                                                        --------   --------   --------
                               TOTAL CURRENT ASSETS        228.7      217.1      248.0

PROPERTIES - NET                                           150.0      153.9      155.5

INVESTMENTS IN ASSOCIATED COMPANIES                        226.6      233.4      231.3

OTHER ASSETS                                                78.4       75.3       80.5
                                                        --------   --------   --------

                                       TOTAL ASSETS     $  683.7   $  679.7   $  715.3
                                                        ========   ========   ========


         LIABILITIES AND SHAREHOLDERS' EQUITY
         ------------------------------------

CURRENT LIABILITIES                                     $   79.9   $   73.7   $   79.6

LONG-TERM DEBT                                              70.0       70.0       70.0

POSTEMPLOYMENT BENEFIT LIABILITIES                          67.2       68.1       68.2

OTHER LIABILITIES                                           59.5       60.6       57.8

SHAREHOLDERS' EQUITY                                       407.1      407.3      439.7
                                                        --------   --------   --------

         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY     $  683.7   $  679.7   $  715.3
                                                        ========   ========   ========


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UNAUDITED FINANCIAL STATEMENTS

      In management's opinion, the unaudited financial statements present fairly the company's financial position and results. All supplementary information required by generally accepted accounting principles for complete financial statements has not been included. For further information, please refer to the Company's latest Annual Report.